SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gibraltar Packaging Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.01 Per Share)

(Title of Class of Securities)

374758100

(CUSIP Number)

Gregory J. Garville

President and Chief Operating Officer

Mickelberry Communications Incorporated

405 Park Avenue

New York, NY 10017

(212) 832-0303

With a copy to:

Donald E. Figliulo, Esq.
Wildman, Harrold, Allen & Dixon
225 West Wacker Drive, Suite 2800
Chicago, Illinois  60606-1229
(312) 201-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374758100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mickelberry Communications Incorporated I.R.S. Identification No. 36-1474360

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 863,275

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 863,275

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 863,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, Par Value $0.01 Per Share (the “Common Stock”) of Gibraltar Packaging Group, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2000 Summit Avenue, Hastings, Nebraska 68901.

Item 2.	Identity and Background

This Schedule 13D is being filed by Mickelberry Communications Incorporated, a Delaware corporation (“Mickelberry”), hereafter referred to as the “Reporting Person”.

Mickelberry’s principal executive offices are located at 405 Park Avenue, New York, New York 10022.  Mickelberry oversees the management of various marketing services companies and makes investments in micro-cap companies.

The following table sets forth the name, present principal occupation or employment and Common Stock ownership of each executive officer and director of Mickelberry (collectively the “Covered Persons”).  Each such person is a United States citizen, and the business address of each such person is 405 Park Avenue, New York, New York 10022.

Name	Present Principal Occupation or Employment *	Common Stock Ownership
James C. Marlas	Chairman of the Board and Chief Executive Officer	0
Gregory J. Garville	President and Chief Operating Officer	0
Marianne R. Austin	Corporate Secretary; Director of Finance	0

* Note all positions indicated are with Mickelberry.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 863,275 shares of Common Stock reported herein as having been acquired by Mickelberry is $2,158,187.50 and was acquired with corporate funds.

Item 4.	Purpose of the Transaction.

The Reporting Person purchased the shares of Common Stock based on its belief that the Common Stock represents an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, on such terms and at such times as the Reporting Person may deem advisable.

If the Reporting Person decides to increase its position in the Issuer, the Reporting Person may also evaluate various possible alternatives with respect to its investment in the Common Stock, including alternatives intended to increase shareholder value in the Common Stock. Although no course of action has presently been decided upon, the Reporting Person may consider possible courses of action with respect to the Issuer, including some or all of those set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form.

The Reporting Person intends to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. They also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5.	Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

(a)       The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 5,041,544 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

As of the close of business on December 19, 2003, the Reporting Person owns 863,275 shares of Common Stock, constituting approximately 17.1% of the shares of Common Stock outstanding.

(b)      The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this Schedule 13D.

(c) During the past 60 days, the Reporting Person purchased 863,275 shares of Common Stock in private transactions as set forth below:

Date	Number of Shares	Price per Share
09/19/03	863,275	$2.50

Except as set forth above, no other transactions in the Common Stock were effected during the past sixty days by the Reporting Person or the Covered Persons.

(d)      No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or the Covered Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.

Except as described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any Covered Persons presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits
None

Signatures

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 29, 2003
Date
Mickelberry Communications Incorporated /s/ Gregory J. Garville
Signature
Gregory J. Garville President and Chief Operating Officer
Name/Title